FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Announces Retirement of Don Morrison	2
2.	Research In Motion Provides Management Update and Details On Cost Optimization Program	3

Document 1

July 25, 2011
FOR IMMEDIATE RELEASE

Research In Motion Announces Retirement of Don Morrison

Waterloo, ON – Research In Motion Limited (Nasdaq: RIMM; TSX: RIM) (RIM) announced today that Don Morrison, currently on temporary medical leave, is planning to retire from his position as Chief Operating Officer, BlackBerry following more than ten years of service with RIM.

“We thank Don for his outstanding service to RIM. We understand and respect his decision to retire after successfully dealing with a serious medical challenge and we wish him a quick recovery,” stated Jim Balsillie and Mike Lazaridis, Co-CEOs at RIM.  “Don’s presence at RIM will be missed, but our senior management and sales teams had already stepped up to manage Don’s responsibilities since the commencement of his medical leave and we’re confident in the ability of those teams to continue Don’s tradition of success going forward.”

Don Morrison has led a distinguished career. He joined RIM in 2000 with a mandate to strengthen RIM’s international operations and help build a world-class service organization. Since that time, RIM has expanded to more than 175 countries around the world and RIM’s fiscal year revenues have grown from approximately $200 million to nearly $20 billion. Before joining RIM, Don held a number of senior leadership positions in Canada, Europe and the United States with AT&T and Bell Canada. His creative and disciplined approach to a customer driven business model also led to significant operational improvements in those companies.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to Don Morrison's intention to retire from his position as Chief Operating Officer, BlackBerry; and the ability of RIM's senior management and sales teams to continue Mr. Morrison’s tradition of success going forward.  The terms and phrases “planning”, “continue”, "going forward" and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, and RIM’s expectations regarding its business, strategy and prospects. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; RIM’s ability to implement the changes to its senior management team; risks related to intense competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including potential risks to RIM’s supply chain for functional components caused by the earthquake in Japan; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage inventory and other asset risk; RIM’s ability to maintain and enhance its brand; RIM’s ability to successfully compete in the tablet market; RIM’s ability to manage growth; and difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

Document 2

July 25, 2011
FOR IMMEDIATE RELEASE

Research In Motion Provides Management Update and Details On Cost Optimization Program

Waterloo, ON– Research In Motion Limited (RIM) (NASDAQ: RIMM; TSX: RIM) today provided an update on changes in responsibilities amongst the company’s senior management team, as well as additional details about the cost optimization program announced on June 16th.  The changes described below are intended to create greater alignment of the organization and to streamline RIM’s operations in order to better position the company for future growth and profitability.

Senior Management Update

Thorsten Heins is taking on the expanded role of COO, Product and Sales. All product engineering functions, including both hardware and software teams, are being consolidated under Thorsten’s direction. This consolidation of product engineering functions is expected to both produce greater efficiencies and help to accelerate new product introductions in the future.

After more than ten years of success overseeing sales and country operations for RIM in various regions including North America, Asia Pacific and EMEA most recently, Patrick Spence is taking on the role of Managing Director, Global Sales and Regional Marketing. Patrick will report to Thorsten Heins and will work with Thorsten to tightly couple the execution of product development and regional business operations around the world, enable faster local execution tailored to local market needs and support the needs of RIM’s valued operator and distribution partners.

Robin Bienfait is maintaining her responsibilities as CIO, including BlackBerry Operations, Customer Service and Corporate IT functions, and also taking on responsibility for the Enterprise Business Unit focused on delivering outstanding customer service and extending RIM’s leadership in the enterprise sector.

David Yach, in his role as CTO, Software, will focus on current and future software platforms, as well as the surrounding developer and application ecosystem.

Jim Rowan is taking on the expanded role of COO, Operations and will continue to be responsible for manufacturing, global supply chain and repair services. As part of the streamlining effort and drive towards greater operational efficiencies, he will also now oversee the Organizational Development and Facilities Management functions.

Brian Bidulka, RIM’s CFO, is working together with Jim Rowan in overseeing the Cost Optimization Program which is currently underway.

Cost Optimization Program

In addition to the management changes outlined above, RIM today provided further details on its cost optimization program, which is focused on eliminating redundancies and reallocating resources to focus on areas that offer the highest growth opportunities and alignment with RIM’s strategic objectives.  The workforce reduction is believed to be a prudent and necessary step for the long term success of the company and it follows an extended period of rapid growth within the company whereby the workforce had nearly quadrupled in the last five years alone.

As part of this broad effort, RIM is reducing its global workforce across all functions by approximately 2,000 employees. RIM intends to notify impacted employees in North America and certain other countries this week. The remainder of the global workforce reductions will occur at a later date subject to local laws and regulations.  All impacted employees will receive severance packages and outplacement support.

The size of this workforce reduction is in line with the preliminary estimate that was factored into RIM’s full year financial guidance on June 16, 2011.  Following the completion of the workforce reduction, RIM’s global workforce is expected to be approximately 17,000 people.  Additional information about the financial impact of this workforce reduction and other operating expense reductions will be communicated when the company reports Q2 results on September 15, 2011. As explained on June 16, 2011, any one-time charges associated with the cost optimization program are not included in RIM’s Q2 and full year outlook, but will be identified and disclosed on September 15, 2011.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to changes to RIM’s senior management team as well as its cost optimization program, including: RIM’s intention to create greater alignment of the organization and to streamline operations in order to better position the company for future growth and profitability; the new roles and responsibilities of management; the anticipated benefits to RIM of the changes described above; the estimated number of employees that will be affected by the workforce reductions; and the anticipated financial impact of the workforce reduction on RIM’s previous financial guidance.  The terms and phrases “intended”, “position”, “future growth and profitability”, “continue”, “expected”, “will”, “extending”, “estimate”, “guidance”, “outlook” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, new product introductions, and RIM’s expectations regarding its business, strategy and prospects. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property rights; RIM's ability to enhance current products and develop new products and services; risks related to delays in new product launches; RIM’s ability to implement and realize the anticipated benefits of the changes to its senior management team and its cost optimization program; risks related to intense competition; RIM's reliance on carrier partners, third-party manufacturers, third-party network developers and suppliers, including potential risks to RIM’s supply chain for functional components caused by the earthquake in Japan; risks relating to network disruptions and other business interruptions; RIM’s reliance on key personnel; risks related to third party manufacturers and RIM’s ability to manage its production processes; risks related to RIM’s international operations; security risks and risks related to encryption technology; potential defects in RIM’s products; RIM’s ability to manage inventory and other asset risk; RIM’s ability to maintain and enhance its brand; RIM’s ability to successfully compete in the tablet market; RIM’s ability to manage growth; and difficulties in forecasting RIM’s quarterly financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 25, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations